Exhibit 99.56

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

Maverix Metals Inc. (“Maverix” or the “Company”)

510 Burrard Street

Suite 575

Vancouver, British Columbia

V6C 3A8

Item 2:                                                        Date of Material Change

June 20, 2018

Item 3:                                                        News Release

A news release announcing the material change was issued on June 21, 2018 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:                                                        Summary of Material Change

On June 20, 2018, the Company entered into a revolving credit agreement with Canadian Imperial Bank of Commerce and National Bank Financial which allows the Company to borrow up to US$50 million.

Item 5.1:                                              Full Description of Material Change

On June 20, 2018, the Company entered into a revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank Financial (“NBF”) which allows the Company to borrow up to US$50 million (the “Facility”). The Facility has a term of three years, which is extendable through mutual agreement between Maverix, CIBC, and NBF. Maverix intends to use the Facility for future royalty or stream acquisitions and general corporate purposes.

Depending on the Company’s leverage ratio, the amounts drawn on the Facility are subject to interest at LIBOR plus 2.50% - 4.00% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.90% per annum.

Item 5.2:                                              Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                                        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

Item 8:                                                        Executive Officer

Daniel O’Flaherty, President and CEO

Telephone: 604-343-6225

Item 9:                                                        Date of Report

July 23, 2018

Cautionary note regarding forward-looking statements

This material change report contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.